

Aurora *Platinum Corp.*

PO Box 10102
1650-701 W Georgia St
Vancouver, BC
Canada V7Y 1C6
T 604 687 7778
F 604 688 5175

Unit G
1988 Kingsway
Sudbury, ON
Canada P3B 4J8
T 705 525 0992
F 705 525 7701

info@auroraplatinum.com
www.auroraplatinum.com


05008271

BY MAIL

May 9, 2005

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Aurora Platinum Corp. (the "Company") - File 82-34760

Enclosed please find the Company's documents disseminated during the month of April 2005.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Aurora Platinum Corp.

Susy H. Horna
Executive Legal Assistant



dle 5/24



Aurora *Platinum Corp.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC
Canada V7Y 1C6

t 604 687-7778
f 604 688-5175
info@auroraplatinum.com
www.auroraplatinum.com

ANNUAL AND SPECIAL MEETING

April 1, 2005

Vancouver, BC – **Aurora Platinum Corp. (ARP-TSXV)** announced that all shareholders of record as at April 25, 2005 will be entitled to receive notice of and to vote at the Annual and Special Meeting of shareholders of the Company, to be held on Wednesday, May 25, 2005 at Vancouver, B.C.

-30-

For more information please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP Corp. Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com



Aurora *Platinum Corp.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC
Canada V7Y 1C6

t 604 687-7778
f 604 688-5175
info@auroraplatinum.com
www.auroraplatinum.com

News *Release*

ANNUAL GENERAL AND SPECIAL MEETING

April 20, 2005

Vancouver, BC – **Aurora Platinum Corp. (ARP-TSXV)** announced that it has amended its record and meeting dates: all shareholders of record as at May 16, 2005 will be entitled to receive notice of and to vote at the Annual General and Special Meeting of shareholders of the Company, to be held at 10:00am on Monday, June 20, 2005 at the Metropolitan Hotel in Vancouver, B.C.

-30-

For more information please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP Corp. Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com